(202) 274-2004	slanter@luselaw.com

November 3, 2010

Mr. Michael Clampitt

Senior Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4563

Washington, D.C. 20549

Re:	Wolverine Bancorp, Inc. and Wolverine Bank 401(k) Profit Sharing Plan

Registration Statement on Form S-1 (File No. 333-169432)

Response to Comment Letter Dated October 13, 2010

Dear Mr. Clampitt:

On behalf of Wolverine Bancorp, Inc., (the “Company”), the following are responses to the Securities and Exchange Commission comment letter dated October 13, 2010. For ease of reference the comments have been reproduced below.

General

1.	Revise to include a “Recent Development” section and discuss the results for the quarter ended 9/30/10 as well as any increases/decreases to non-performing loan amounts, allowance amounts, and OREO. In addition, disclose at 9/30/10 the aggregate amount of loans that have had their terms extended but are not considered non-performing nor TDR’s.

A “Recent Developments” section has been added to the prospectus, including the disclosures set forth in the Staff’s comment, in response to the comment.

Prospectus Cover Page

2.	It true, please revise here and elsewhere in the filing to indicate that the passbook savings rate at the bank is subject to change at any time.

Mr. Michael Clampitt

Securities and Exchange Commission

November 3, 2010

Changes in the statement savings rate would have no effect on the interest paid to subscribers for funds submitted in the stock offering. That is, subscribers will receive the disclosed 0.05% interest rate regardless of future changes in the statement savings rate from 0.05%. The cover page has been revised to remove any potential for confusion.

Summary

Reasons for the Conversion, page 3

3.	This discussion seems generic. Please revise to specifically address your current situation and the reasons why your Board of Directors has approved the plan of conversion. In addition, please specifically discuss the following with respect to the bullets that are currently presented.

•	Whether your current structure has actually impeded your ability to raise sufficient funding to support future growth.

•	Whether your current structure has actually affected your ability to expand your operations, including your ability to make acquisitions.

•

Whether you have had difficulties retaining your current management team and/or recruiting qualified executive level employees because you do not have any employee stock ownership plan or a stock-based benefit plan.

Please also more specifically describe the business opportunities that the offering may enable you take advantage of that have not been otherwise available to you.

The disclosure on pages 3 and 4 has been revised in response to the comment. However, we note that while our current mutual structure has not necessarily impeded our ability to grow or attract and retain qualified personnel, the reasons for converting are more prospective in nature and are intended to assist the bank in implementing its new business plan. That is, management and the board believe that particularly in light of the recently enacted Dodd-Frank Act and the ongoing recession in Michigan, smaller community banks will need to grow in order to be competitive and manage the significant increase in regulatory and compliance costs. The mutual form of organization does not allow the bank to increase capital other than through retained earnings, and would limit out ability to grow by acquiring other institutions. Specifically, we would not be able to

Mr. Michael Clampitt

Securities and Exchange Commission

November 3, 2010

offer stock as consideration for a merger, which is essential to many acquisition transactions.

How We Intend to Use the Proceeds from the Offering, page 9

4.	Please revise your disclosure to make clear that the assumed shares of common stock and the net proceeds are based on the adjusted maximum of the offering range.

The disclosure on page 10 has been revised in response to the comment.

Risk Factors

General

5.	Some of your risk factors make statements regarding your ability to make assurances or guarantees that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances or guarantees to make predictions.

The disclosure on pages 21 and 26 has been revised in response to the comment.

Our concentration of loans in our primary market area..., page 16

6.	We note your disclosure that unemployment rates in your primary market area as well as throughout Michigan are well above the national average. Please revise to disclose the actual rates in your market area and in the state of Michigan as of the most recent practicable date. Please also provide this disclosure in the section entitled “Business of Wolverine Bank—Market Area” on page 64.

The disclosure on pages 16 and 72 has been revised in response to the comment.

Our stock value may be negatively affected by federal regulations that restrict takeovers, page 25

7.	Please revise this section to include your analysis of why the office of Thrift Supervision’s regulations may negatively affect your stock value.

The disclosure on page 25 has been revised in response to the comment.

Mr. Michael Clampitt

Securities and Exchange Commission

November 3, 2010

Business of Wolverine Bank

Competition, page 64

8.	Your disclosure regarding the level of competition in your market area should be revised to specifically address the presence of, and the percentages of deposits held by, Chemical Bank and Dow Chemical Employees Credit Union, as discussed on page II.2 of the Appraisal.

The disclosure on page 73 has been revised in response to the comment.

Supervision and Regulation, page 91

9.	You may not qualify this discussion by reference to the applicable laws and regulations. Revise to eliminate the qualification and indicate that all material information is discussed.

The disclosure on page 100 has been revised in response to the comment.

Management by Wolverine Bancorp, Inc.

Executive Officer Compensation, page 107

10.	Please add narrative disclosure below the All Other Compensation table which describes the “Auto Expenses” attributable to Mr. Dunn.

The disclosure on page 115 has been revised in response to the comment.

11.	Please explain to us why Mr. Rosinski and Ms. Gushow earned “Board Fees” despite the fact that they are not members of the Board of Directors.

The disclosure on page 115 has been revised in response to the comment.

The Conversion; Plan of Distribution

Determination of Share Price and Number of Shares to be issued, page 118

12.	Please add information listing the fees paid to RP Financial during the past three fiscal years, and disclose if no fees were paid.

The disclosure on page 125 has been revised in response to the comment.

Mr. Michael Clampitt

Securities and Exchange Commission

November 3, 2010

13.	Please add a paragraph that explains what RP Financial did under each of the three valuation procedures and what conclusions were reached for each.

The disclosure on page 125 has been revised in response to the comment.

14.	Please revise the table on page 118 to specifically list the peer group companies that RP Financial used for comparison in the Appraisal. Also list the peer group companies in the table on page 6 of the Summary.

The disclosure on pages 6 and 127 has been revised in response to the comment.

* * * * * *

We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2004 or Eric Luse of this office at (202) 274-2002 as soon as possible if it has any further comments.

Sincerely,

/s/ Steven Lanter
Steven Lanter

Enclosures

cc:	Erin Magnor, Esq. – SEC, Division of Corporation Finance

David Dunn, President and Chief Executive Officer

Rick Rosinski, Chief Financial Officer

Eric Luse, Esq.